FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs 500 Bourke Street, Melbourne Victoria 3000 Australia www.nabgroup.com ABN 12 004 044 937

ASX Announcement

Friday, 27 October 2006

Homeside class action dismissed in the United States

The National Australia Bank Limited today announced that a United States federal court in New York has dismissed a proposed class action relating to disclosure made prior to September 2001 concerning the valuation of mortgage servicing rights held by HomeSide US (HomeSide was sold in October 2002).

The US District Court for the Southern District of New York ruled yesterday it had no jurisdiction over claims made on behalf of NAB ordinary shareholders.

The court also dismissed a claim by a holder of NAB American depositary receipts on the ground the holder did not suffer damages under the US federal securities laws.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •3 November 2006	Name: Brendan T Case
Title: Associate Company Secretary